PEGASUS WIRELESS CORP.
                                48499 Milmont Dr.
                                Fremont, CA 94538

June 26, 2006


Mr. Dave Walz
US Securities & Exchange Commission 100 F Street, N.E.
Washington, DC 20549


RE:      Pegasus Wireless Corp.
         Form 10-KSB for the Transitional Fiscal Year Ended December 31, 2005 Filed March 3, 2006

         Form 8-K
         Filed January 6, 2006

         Form 10-QSB for the Fiscal Quarter Ended March 31, 2006 Filed May 8, 2006 File No. 0-32567



Dear Mr. Walz:

We are in receipt of your letter dated May 11, 2006. Herewith please find our responses to your letter.


Form 10-KSB for the Transitional Fiscal Year Ended December 31, 2005

Note 2 - Summary of Significant Accounting Policies, page F-7

Basis of Presentation

1. Though you indicate you acquired 51% of AMAX Engineering Corp. and AMAX Information Technology, Inc. as of December 22, 2005, we note you have included the financial results of these entities for the three months ending December 31, 2005. Also, we note on Page F-6 in your Form 10-Q for the period ended March 31, 2006 that financial statement consolidation began on January 1, 2006. Explain to us how you have applied paragraph 48 of FAS 141 in determining your effective date for financial statement consolidation.

Pegasus acquired four separate entities between December 22, 2005 and January 19, 2006: AMAX Engineering Corp. and AMAX Information Technology, Inc. as of December 22, 2005; Cnet Technology, Inc., (Cayman) as of December 29, 2005 and SKI Technologies, Inc. as of January 19, 2006. These were three separate acquisitions from three different groups of owners.

In the agreements of all three acquisitions the change of control for accounting and consolidation purposes was specifically stated as: September 30, 2005 for the two AMAX companies pursuant to paragraph 12.1 Effective Date, page 10 of the agreement filed on Form 8-K on December 22, 2005; January 1, 2006 for Cnet pursuant to paragraph 11.1 Effective Date, page 10 of the agreement filed on Form 8-K on January 9, 2006 and January 1, 2006 for SKI pursuant to paragraph
12.1 Effective Date of the agreement filed on Form 8-K on January 19, 2006.

Paragraph 48 of FAS 141 specifically states that the parties may designate a date for accounting/consolidation purposes other than the date of the consummation of the agreement. In these cases the acquisition negotiations began



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as early as April 2005. All of the agreements had as a contingency  the delivery of audited financial statements acceptable under US GAAP, under US SEC regulations and acceptable to the acquiring company - Pegasus. This contingency precluded the consummation of any of the agreements until such audited financial statements were available to Pegasus.

There were additional valid business reasons for the designation of such dates - the AMAX companies had a fiscal year end of September 30 immediately prior to the consummation of the agreement, and such agreement required the change in fiscal year end of the AMAX companies to December 31. In addition, the AMAX companies began working closely with Pegasus as of October 1, 2005, as at that date the only barrier to consummation was the provision of the audited financial statements. Pegasus changed its fiscal year end from June 30 to December 31 on December 22, 2005, as it was confident of closing Cnet and Ski by that time. Both Cnet and SKI then currently had December 31 as fiscal year end. Pegasus believes that it was easier to change the fiscal year end of the US based companies than to change the fiscal year end of the foreign based companies.

Cnet was consummated on December 29, 2005, by virtue of Pegasus signing the agreement on that date, however it was signed in Taiwan moments later on December 30, (13 hour time difference, as well as past the international date line). It did not make sense to include one day of operations of Cnet simply because all that was being completed on Decmber 30 by Cnet was preparation for its annual physical inventory for audit purposes. In addition, although the consideration, shares of Pegasus common stock, had been issued by the transfer agent, they were not forwarded to the sellers of Cnet until December 29 (US) upon receipt of a facsimile of the signed signature page. Those shares did not reach the sellers in Taiwan until January 2, 2006. Therefore, both parties elected to consider January 1, 2006 as the consummation date for accounting /consolidation purposes.

SKI was consummated on January 19, 2006. Again, SKI had begun the process of their first test production run of Pegasus products as of January 2, 2006 and the only barrier to consummation of the purchase agreement was receipt of the audited financial statements. Therefore, again, both parties elected to consider January 1, 2006 as the consummation date for accounting /consolidation purposes.

As to the Form 10-QSB page F-6 Note 2 Basis of Presentation, the error lies in that the sentence disclosing the consolidation of the AMAX companies began on October 1 was inadvertently deleted in the process of preparing the Form 10-QSB. We will ensure that it is properly included in the balance of our filings for as long as needed to explain the financial statements. As this information was filed in the Form 8-K on December 22, 2005 and the Transitional Form 10-KSB filed on March 2, 2006, we do not believe that the error is misleading as to the financial statements as presented, therefore should not require filing an amendment.


Significant Acquisitions

2. In determining the fair value of the 838,454 shares issued in the acquisition of AMAX, we believe that you should consider the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. We object to the use of any discount to your share price based on the guidance under paragraph 22 of SFAS 141.

Also, further explain to us why the sellers of AMAX returned 381,000 shares to Pegasus in March 2006.

Initially, the number of shares was calculated as a discount from the average market closing price for the 90 trading days prior to consummation of the agreement, therefore we believe that the requirements of paragraph 22 of SFAS



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141 have been met.  The  acquisition  terms were not  announced  as final  until consummation, as there was a material contingency remaining, provision of acceptable audited financial statements, until the date of consummation.

The Company had filed an application for trading on the NASDAQ National Market in November 2005. During the course of Nasdaq'a due diligence they advised Pegasus that they were not comfortable with the discount either. The sellers of the AMAX companies took the issue under advisement and decided that in the best interest of the Company, Pegasus, and its stockholders, as well as themselves, to return shares to Pegasus such that the ending shares were valued at the closing price on the day before consummation occurred.


Revenue Recognition

3. We note that you recognize revenue upon shipment to customers. With a view toward future footnote disclosure, please provide us with the following information:

a) Describe your formal shipping terms, if any, e.g. FOB shipping point or FOB destination, and explain the manner in which those terms are communicated to customers.

b) In the absence of formal shipping terms, describe when title and risk of loss of merchandise pass to customers on merchandise shipped from warehouses. c) Describe your involvement in the shipping process. d) If formal shipping terms are FOB destination, or title and risk of loss otherwise pass to customers upon delivery, tell us how you comply with SAB 104 by recognizing revenue upon shipment.

     a) Our formal shipping terms are FOB shipping point, and title and risk of loss pass upon delivery to the common carrier. These terms are communicated to our customers in a variety of ways: sales calls, price quotations and confirmation of purchase orders received.

     b) Not applicable

     c) Unless the customer requests the use of a specific common carrier, our involvement is limited to selecting the most efficient and cost-effective common carrier, depending on the size of the shipment and location of the purchaser.

     d) Not applicable

In the rare instance that a customer negotiates an order FOB destination, such purchase is not recorded as revenue until such time as title and risk of loss passes to the customer under the terms of the order.


Intangibles

4. SFAS No. 142 requires an impairment test, both on an annual basis and in the instance of indicators of impairment. This impairment test is to be performed at the reporting unit level. In future filings, revise your disclosure regarding goodwill to indicate you will test goodwill in accordance with SFAS No. 142. In addition , disclose the significant assumptions and estimates you use to estimate the fair value of your reporting units under SFAS 142. Also provide quantitative information to the sensitivvity of these assumptions on the estimated fair value of reporting units if these have a material impact on the financial statements.

We will include such information in future disclosures.



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Note 11 - Stock Option Plan for Officers, page F-11

5. You note that the CFO elected, in July 2004, to accept stock options in lieu of cash compensation for a period of two years, beginning in July 2004. Our understanding is that Mr. Durland's CPA firm was retained as auditor of the public shell company, Blue Industries, Inc., at this time. Confirm for us that Mr. Durland served as CFO of the Company (Homeskills, Inc) as of July 2004 concurrently with his service as auditor to Blue Industries, Inc.

Mr Durland served as CFO of OTC Wireless, Inc., from July 2004 through the merger of OTC with Homeskills in November 2004. He then became the CFO of Homeskills. As his firm was the auditor of Blue Industries until the firms' resignation on May 5, 2005, when in late May 2005, the Company, (Homeskills) elected to seek out a public shell eligible to trade on the OTC BB, Mr Durland advised the board of directors of Homeskills that he was aware of a public shell that was most likely still available. This shell was Blue Industries, and it was still available and an agreement was reached and consummated on May 25, 2005. At no time during his firm's tenure as auditors of Blue Industries was it contemplated that this shell would be acquired by Homeskills.


Item 9. Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act, page 27

6. The business background of Stephen Durland,, CFO and Director, indicates he "was not involved with any of the public shells prior to the reverse mergers'. Our understanding is that Mr. Durland's CPA firm audited Blue Industries, Inc., financial statements for the years ended December 31, 2004 and 2003. Please eliminate this disclosure in Mr. Durland's biography going forward.

This statement will be removed in all future filings.


Form 8-K filed January 6, 2006

7. Section 9.01 (B) of your Form 8-K indicates that your initial set of pro-forma financials reflect historical Cnet- Cayman fiancials. You the present a second set of pro forma financial statements in which you state that the accounting has been changed to record the revenues and expenses as they will be presented going forward. Because you have provided a signed audit report indicating that the December 31, 2004 and 2003 financial statements were conducted in accordance with the standards of the PCAOB, further explain to us the changes in accountinganticipated by Cnet- Cayman going forward.

There is an unfortunate choice of wording, it should have stated: "that the accounting has been changed to reflect the revenues and expenses as they will be presented going forward." The change is procedural rather than accounting. Prior to January 1, 2006, the then parent company of Cnet-Cayman purchased 100% of the raw materials and had them drop shipped to Cnet-Cayman . Cnet-Cayman merely provided the facilities and labor to assemble goods, and billed its then parent for such services. As of January 1, 2006, Cnet-Cayman now purchases 100% of the raw material itself, assembles the goods and sells said finished goods for its own account.


Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Note 4 - Inventory, page F-8

8. Explain to us why your reserve for inventory obsolescence has declined $385,000, or 37% since December 31, 2005 in light of the decline in your inventory balance.



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In the first quarter the Company  disposed of obsolete  inventory which had been reserved for as a result of the December 31, 2005, physical inventory. We expect to dispose of the balance of our obsolete inventory through our consolidation of California locations. We believe that disposing of obsolete inventory will also aid in opening up warehouse space for our new products, which we believe to be a much more efficient use of our existing space. There is no correlation between the decline in our inventory levels and the obsolete inventory level. We expect our inventory levels to fluctuate, especially while we are in a transition phase.


Note 5 - Stockholders' Equity, page F-9

9. Explain to us in better detail your issuance of 3,623,085 shares as a result of stockholders being unable to obtain their Homeskills share certificates.

We are aware of a number of stockholders who placed "register and deliver" orders with their brokerage houses to obtain their physical Homeskills certificates beginning in June and July 2005. Many of these certificates were not delivered by the brokerage houses until much later, in at least one case early March 2006. This exchange was voluntary, but if elected it required a mandatory delivery of a physical Homeskills certificate. We have no direct knowedge of the veracity of our stockholder assertions, but heard the same assertion from many of them.

The Company acknowledges that:

     a) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     c) the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Sincerely,


/s/ Stephen Durland, CFO
Stephen Durland, CFO

















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